Filed Pursuant to Rule 433

Registration No. 333-287099-01

Final Term Sheet

May 12, 2025

EIDP, Inc.

$500,000,000 5.125% Senior Notes due 2032

This final term sheet, dated May 12, 2025 (this “Final Term Sheet”), should be read together with the preliminary prospectus supplement, dated May 12, 2025 (the “Preliminary Prospectus Supplement”), of EIDP, Inc. (formerly known as E. I. du Pont de Nemours and Company) (the “Company”). The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent therewith. Capitalized terms used but not defined in this Final Term Sheet shall have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	EIDP, Inc. (formerly known as E. I. du Pont de Nemours and Company)
Title of Securities:	5.125% Senior Notes due 2032 (the “Notes”)
Ratings (Moody’s / S&P / Fitch)*:	A3 / A- / A (stable / stable / stable)
Distribution:	SEC-registered
Trade Date:	May 12, 2025
Settlement Date (T+2)**:	May 14, 2025
Maturity Date:	May 15, 2032
Aggregate Principal Amount Offered:	$500,000,000
Price to Public (Issue Price):	99.582%
Net Proceeds to Issuer (before transaction expenses and after underwriting fees):	$494,660,000
Yield to Maturity:	5.197%
Interest Rate:	5.125% per annum
Interest Payment Dates:	Semi-annually on each May 15 and November 15, commencing November 15, 2025
Benchmark Treasury:	4.000% due April 30, 2032
Spread to Benchmark Treasury:	+92 basis points

Benchmark Treasury Price:	98-11
Benchmark Treasury Yield:	4.277%
Applicable Par Call Date:	March 15, 2032
Optional Redemption:

Prior to March 15, 2032 (two months prior to the maturity date), callable at the greater of (a) the make-whole price of T+15 basis points and (b) 100% of the principal amount, plus accrued and unpaid interest to the redemption date. Callable at par on or after March 15, 2032

Joint Bookrunners:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. HSBC Securities (USA) Inc.
BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Rabo Securities USA, Inc. SMBC Nikko Securities America, Inc.
Senior Co-Managers:

BBVA Securities Inc.

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

PNC Capital Markets LLC

Santander US Capital Markets LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

Standard Chartered Bank

TD Securities (USA) LLC

Co-Managers:	Academy Securities, Inc. U.S. Bancorp Investments, Inc. Citizens JMP Securities, LLC Siebert Williams Shank & Co., LLC
CUSIP / ISIN:	263534CS6 / US263534CS62

* A securities rating is not a recommendation to buy, sell, or hold securities and should be evaluated independently of any other rating. Each rating is subject to revision or withdrawal at any time by the assigning rating organization.

** It is expected that delivery of the Notes will be made to investors on or about May 14, 2025, which will be the second business day following the date hereof (such settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the business day before delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+2, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the delivery of the Notes should consult their advisors.

The Company has filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Company and Corteva, Inc. have filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request it by contacting (i) BNP Paribas Securities Corp. toll-free at 1-800-854-5674, (ii) Citigroup Global Markets Inc. toll-free at 1-800-831-9146, or (iii) HSBC Securities (USA) Inc. toll-free at 1-866-811-8049.

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